Mail Stop 3561

April 3, 2007

<u>Via U.S. Mail</u>
E. Follin Smith
Senior Vice President and
Chief Financial Officer
Baltimore Gas and Electric Company
110 W. Fayette Street
Baltimore, Maryland 21201

Re: **Baltimore Gas and Electric Company**
  Registration Statement on Form S-3
  Filed March 16, 2007
  File No. 333-141366

Dear Mr. Smith:

  We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

  Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

  The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1. In the next amendment, please add the issuing entity (RSB BondCo LLC) as a co-registrant to this filing using the appropriate SIC code for the issuing entity (6189).

2. We note your disclosure that the structure employed is "the functional equivalent of a master trust." We further note the circumstances in which there would be an allocation between series. It is unclear whether this transaction is consistent with the definition of asset-backed security. Please provide us with a detailed legal analysis as to why this arrangement is consistent with the definition of an asset-backed security. Refer to Item 1101(c)(1) of Regulation AB and the discussion of the definition of asset-backed security in Section III.A.2 in SEC Release No. 33-8518.

3. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

4. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed pursuant to the 1934 Act requirements.

5. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

6. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the catch-all phrase noted above.

7. Please include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 of Regulation AB.

8. Please revise your disclosure to provide static pool disclosure as required by Item 1105 of Regulation AB or tell us why it is not material.

Baltimore Gas and Electric Company
April 2, 2007
Page 3

Cover

9. Please use the terminology set forth in Regulation AB with respect to the parties involved in the transaction. For example, you refer to the "seller" throughout the document when it appears that you maybe be referring to the depositor. In addition, please identify the depositor in the transaction. Refer to Item 1102(a) and Item 1103(a)(1) of Regulation AB and revise throughout your document as appropriate.

10. Please confirm that you will provide the information required under Item 1102(e) of Regulation AB and explain for us the purpose and significance of the "*" footnote you have included.

11. Please revise the cover page to briefly describe any credit enhancement or other support and identify any enhancement or support provider. Refer to Item 1102(h) of Regulation AB.

Summary of Terms, page S-2

12. Clearly identify any classes issued in the same transaction or residual or equity interests in the transaction that are not being offered by the prospectus. See Item 1103(a)(3)(i) of Regulation AB.

13. Please revise the summary to identify the denominations in which the securities may be issued. Refer to Item 1103(a)(3)(v) of Regulation AB.

14. We note on page S-6 that you may acquire additional rate stabilization property and issue one or more additional series of bonds which are backed by such property. Please confirm that additional issuances of securities will be registered on separate registration statements.

Part II

15. In the next amendment, please provide us with a copy of the servicing agreement marked to show changes for compliance with Regulation AB. As applicable, please revise to update your disclosure in the section "Servicing Standards and Covenants" on page 79 of the base.

16. Please revise the signature page for the depositor. The registration statement should be signed by the depositor's principal financial officer and controller or principal accounting officer, and by at least a majority of the depositor's board of directors or persons performing similar functions. Refer to General Instruction V.B. of Form S-3.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact me at (202) 551-3315.

Sincerely,

Hanna T. Teshome
Special Counsel

cc: via Fascimile
        Robert J Reger, Jr. Esq.
        Thelen Reid Brown Raysman & Steiner LLP
        (212) 829-2044